Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192218

PROSPECTUS

HANSEN MEDICAL, INC.

5,291,005 Shares of Common Stock

This prospectus relates to the offer for sale by an existing holder of our common stock named in this prospectus of 5,291,005 shares of our common stock, par value $0.0001 per share. The existing holder of our common stock is referred to as the selling stockholder throughout this prospectus. All references to “Hansen Medical,” “Hansen,” the “Company,” “we,” “us,” “our,” or similar references refer to Hansen Medical, Inc., and its subsidiaries on a consolidated basis, except where the context otherwise requires or as otherwise indicated.

All of the shares of common stock offered by this prospectus are being sold by the selling stockholder. It is anticipated that the selling stockholder will sell these shares of common stock from time to time in one or more transactions, negotiated or otherwise, at prevailing market prices or at prices otherwise negotiated. We will not receive any proceeds from the sales of shares of common stock by the selling stockholder. We have agreed to pay all fees and expenses incurred by us incident to the registration of our common stock, including SEC filing fees. The selling stockholder will be responsible for all costs and expenses in connection with the sale of their shares of common stock, including brokerage commissions or dealer discounts.

Our common stock is currently traded on The NASDAQ Global Market under the symbol “HNSN.” On November 26, 2013, the last reported sales price for our common stock was $1.85 per share.

Investing in our securities involves substantial risks. You should carefully consider the matters discussed under the section entitled “Risk Factors” on page 2 of this prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 26, 2013.

ABOUT THIS PROSPECTUS

This prospectus, which is part of a registration statement filed with the SEC, does not contain all of the information set forth or incorporated by reference in the registration statement or the exhibits filed therewith. Statements contained or incorporated by reference in this prospectus about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents. For further information with respect to us and the common stock offered by this prospectus, please see the registration statement, the exhibits filed with the registration statement and the documents incorporated by reference therein. See “Where You Can Find Additional Information” and “Information Incorporated by Reference”.

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. No person is authorized to give any information or to make any representation other than those contained or incorporated by reference in this prospectus, and, if made, such information or representation must not be relied upon as having been given or authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful. The delivery of this prospectus will not, under any circumstances, create any implication that the information is correct as of any time subsequent to the date of this prospectus.

You should assume that the information contained or incorporated by reference in this prospectus, any accompanying prospectus supplement or other offering materials is accurate only as of the dates of those documents or documents incorporated by reference, as applicable. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

PROSPECTUS SUMMARY

This summary highlights information included or incorporated by reference in this prospectus. This summary may not contain all of the information that may be important to you. Before making an investment decision, you should read carefully this entire prospectus, any accompanying prospectus supplement and any other offering materials, together with the additional information described under the heading “Where You Can Find Additional Information” on page 5 of this prospectus.

Our Business

We develop, manufacture and sell a new generation of medical robotics designed for accurate positioning, manipulation and stable control of catheters and catheter-based technologies. Our Sensei® Robotic Catheter System, or Sensei system, is designed to allow physicians to instinctively navigate flexible catheters with stability and control in interventional procedures. Our Magellan™ Robotic System is designed to allow physicians to navigate flexible catheters in the vasculature. We believe our systems and the corresponding disposable catheters will enable physicians to perform procedures that historically have been too difficult or time consuming to accomplish routinely with manually-controlled, hand-held catheters and catheter-based technologies, or that we believe could be accomplished only by the most skilled physicians. We believe that our systems have the potential to benefit patients, physicians, hospitals and third-party payors by providing clinical results and permitting more complex procedures to be performed interventionally.

In March 2007, we established Hansen Medical UK Ltd, a wholly-owned subsidiary located in the United Kingdom and, in May 2007, we established Hansen Medical Deutschland, GmbH, a wholly-owned subsidiary located in Germany. Since inception, we have devoted the majority of our resources to the development and commercialization of our Sensei system and our Magellan Robotic System. Prior to the second quarter of 2007, we were a development stage company with a limited operating history. In the second quarter of 2007 we obtained the necessary regulatory approvals and recorded our initial product revenues. To date, we have incurred net losses in each year since our inception and, as of September 30, 2013, we had an accumulated deficit of $340.8 million. We expect our losses to continue through at least 2013 as we continue to expand the commercialization of our Sensei system, our Magellan Robotic System and our catheters and continue to develop new products. We have financed our operations primarily through the public and private sale of equity securities, the issuance of debt, partnering and the licensing of intellectual property.

We received CE Mark approval for our Sensei system in the fourth quarter of 2006 and made our first commercial shipments to the European Union in the first quarter of 2007. In May 2007, we received CE Mark approval for our Artisan catheter and also received U.S. Food and Drug Administration, or FDA, clearance for the marketing of our Sensei system and Artisan catheter for manipulation, positioning and control of certain mapping catheters during electrophysiology procedures. As a result, we recorded our first revenues in the second quarter of 2007. We received CE Mark approval for our Lynx® catheter in July 2010. In July 2011, we received CE Mark for our Magellan Robotic System and in October 2011 received a CE Mark for the NorthStar™ Robotic Catheter (now referred to as our Magellan Robotic Catheter) and related accessories designed for use with the Magellan Robotic System. We received FDA clearance for the marketing of our Magellan Robotic System including the catheter and accessories in June 2012. We received FDA clearance for our Artisan Extend Control Catheter in August 2012 and CE Mark approval for our Artisan Extend Control Catheter in December 2012.

We market our products in the United States primarily through a direct sales force of regional sales employees, supported by clinical account managers who provide training, clinical support and other services to our customers. Outside the United States, primarily in the European Union, we use a combination of a direct sales force and distributors to market, sell and support our products.

Company Information

We were incorporated in Delaware in September 2002 under the name AutoCath, Inc. and changed our name to Hansen Medical, Inc. in March 2003. The address of our principal executive office is 800 East Middlefield Road, Mountain View, California 94043, and our telephone number is (650) 404-5800. Our website address is www.hansenmedical.com. We do not incorporate the information on our website into this prospectus and the accompanying prospectus, and you should not consider it part of this prospectus.

Description of the Private Placement

On October 26, 2012, we consummated a private placement of 5,291,005 shares of our common stock to an “accredited investor” as defined by Rule 501(a) promulgated under the Securities Act pursuant to an exemption from registration provided by Regulation D promulgated under the Securities Act. In accordance with the registration rights we granted in the stock purchase agreement for the private placement, we are registering for resale by the selling stockholder described herein the shares of our common stock issued in the private placement.

THE OFFERING

Common stock offered by the selling stockholder	Up to 5,291,005 shares of our common stock.

Common stock outstanding prior to the offering	96,416,954(1)

Common stock to be outstanding after the offering	96,416,954 (1)

Use of Proceeds	We will not receive any proceeds from the sales of shares of common stock by the selling stockholder.

The NASDAQ Global Market Symbol	Our common stock is currently traded on The NASDAQ Global Market under the symbol “HNSN.”

(1)	Based upon the total number of issued and outstanding shares as of November 1, 2013.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before deciding to invest in our common stock, you should carefully consider the specific risks described in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, the risk factors described under the caption “Risk Factors” in any applicable prospectus supplement and any risk factors set forth in our other filings with the SEC that are incorporated by reference into this prospectus. Each of the risks described in these documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a partial or complete loss of your investment. See “Where You Can Find Additional Information” and “Information Incorporated by Reference” on page 5 of this prospectus. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations.

FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the documents incorporated by reference in these documents contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “target,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Many important factors affect our ability to achieve our objectives, including:

•	our ability to increase market adoption for our products;

•	the rate at which our systems are used and our body of clinic data grows;

•	our execution of plans to grow and expand our sales and marketing capabilities;

•	our developmental efforts to reduce product costs and add new features and functionality;

•	our ability to manage our manufacturing processes, including third party manufacturers;

•	our ability to maintain existing regulatory clearances, expand approvals for existing products and obtain approvals of new products;

•	our ability to obtain and maintain intellectual property protection for our products;

•	our ability to recruit and retain key personnel;

•	our financing needs; and

•	the impact of credit, financial and general economic conditions on the purchases of our products.

In addition, you should refer to the section of this prospectus entitled “Risk Factors” as well as the documents we have incorporated by reference for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all.

USE OF PROCEEDS

The selling stockholder will receive all of the proceeds from this offering. We will not receive any proceeds from the sales of shares of common stock by the selling stockholder.

DIVIDEND POLICY

To date, we have paid no cash dividends to our stockholders, and we do not expect to pay cash dividends in the foreseeable future on our shares of common stock and are restricted from doing so under our existing loan documents.

PLAN OF DISTRIBUTION

The common stock being offered for resale by the selling stockholder under this prospectus consists of 5,291,005 shares of our common stock held by the sole investor in our private placement which closed on October 26, 2012, with gross proceeds to us of $10,000,000. The selling stockholder may, from time to time, sell, transfer or otherwise dispose of any or all of the common stock covered hereby (the “shares”) or their interests in the shares on The NASDAQ Global Market or any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. The selling stockholder may use one or more of the following methods when disposing of the shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	privately negotiated transactions;

•	through one or more underwriters on a firm commitment or best efforts basis;

•	through the writing of options on shares, whether the options are listed on an options exchange or otherwise;

•	a combination of any such methods of disposition; and

•	any other method permitted pursuant to applicable law.

The selling stockholder may also sell the shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling stockholder has agreed that it shall not transfer the shares of common stock purchased in our private placement without our consent on or before April 28, 2014.

The selling stockholders may effect transactions by selling shares directly to purchasers or to or through broker-dealers. The broker-dealers may act as agents or principals. Broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The compensation of any particular broker-dealer may be in excess of customary commissions.

The anti-manipulation rules of Regulation M promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) may apply to sales of common stock and the activities of the selling stockholder.

We are required to pay all fees and expenses incident to the registration of the shares. We have also agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act or otherwise. The selling stockholder will be responsible for all costs and expenses in connection with the sale of their shares of common stock, including brokerage commissions or dealer discounts. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with. We have agreed to register or qualify the selling stockholder’s shares in these states as necessary, subject to certain restrictions.

The selling stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholder. The selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of shares of common stock in the course of hedging the positions they assume with the selling stockholders, including, without limitation, in connection with distributions of shares by those broker-dealers. The selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of shares of common stock offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. Upon notification to us by the selling stockholder that any material arrangement has been entered into with broker-dealers for the sale or purchase of shares, we will file a supplement to this prospectus, if required, disclosing:

•	the name of the participating broker-dealers;

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

SELLING STOCKHOLDER

This prospectus covers the resale of shares of our common stock, which we sold in a private placement to the selling stockholder as an “accredited investor” as defined by Rule 501(a) promulgated under the Securities Act pursuant to an exemption from registration provided by Regulation D promulgated under the Securities Act. The selling stockholder may from time to time offer and sell under this prospectus any part of, all or none of the shares listed below. We are required, under the stock purchase agreement, to register for resale the shares of our common stock described in the table below. We are registering the shares to permit the selling stockholder to resell the shares when and as it deems appropriate, subject to the restrictions on transfer set forth under “Plan of Distribution”.

The following table provides information regarding the selling stockholder, the number of shares of common stock beneficially owned by the selling stockholder and the number of shares of common stock offered by the selling stockholder in this offering. This information has been obtained from the selling stockholder or in Schedules 13G or 13D and other public documents filed with the SEC. Except as otherwise indicated, we believe the selling stockholder has sole voting and investment power with respect to all shares of common stock beneficially owned by it.

Beneficial Owner	Shares of Common Stock Beneficially Owned Prior to Offering (1)	Percentage of Common Stock Beneficially Owned Prior to Offering (1)	Shares of Common Stock Offered Hereby	Shares of Common Stock Beneficially Owned Following Offering (1)(2)	Percentage of Common Stock Beneficially Owned Following Offering (1)(2)
Intuitive Surgical Operations, Inc.	5,291,005	5.5%	5,291,005	—	*

*	Represents less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC, and generally includes securities held by persons who have sole or shared voting power or investment power with respect to those securities, and includes securities that are or will become exercisable within 60 days after November 1, 2013. Calculated on the basis of 96,416,954 shares of common stock, which is the number of shares of Company common stock outstanding as of November 1, 2013.
(2)	Assumes all shares offered hereby are sold by the selling stockholder. However, the selling stockholder may offer and sell all or any part of the common stock covered by this prospectus. Therefore, no estimates can be made as to the amount of shares of common stock that will be held by the selling stockholder after the completion of this offering. The selling stockholder has agreed that it will not transfer the shares of common stock purchased in our private placement without our consent on or before April 28, 2014.

DESCRIPTION OF SECURITIES

The class of securities offered under this prospectus is our common stock, which has been registered pursuant to Section 12 of the Exchange Act.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Redwood City, California.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-3 under the Securities Act with the SEC. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are a part of the registration statement. For further information with respect to us and our securities, please refer to the registration statement and the exhibits and schedules filed with it. We also file reports, proxy statements, and other information with the SEC to comply with the Exchange Act and these reports, proxy statements, and other information, as well as the registration statement, can be inspected on the Internet at http://www.hansenmedical.com or through the SEC’s website at http://www.sec.gov. You may read and copy any document which we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of Public Reference Room by calling the SEC at 1–800–SEC–0330. To receive copies of public records not posted to the SEC’s web site at prescribed rates, you may complete an online form at http://www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them under certain conditions, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be an important part of this prospectus and any prospectus supplement and any information that we file with the SEC subsequent to this prospectus will automatically update and supersede this information. Our Exchange Act reports are filed under SEC file number 001-33151. The documents we are incorporating by reference are as follows:

•	Our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 18, 2013 as amended by our Annual Report on Form 10-K/A for the year ended December 31, 2012, filed with the SEC on March 28, 2013;

•	The information in our definitive proxy statement filed with the Securities and Exchange Commission on April 8, 2013 to the extent incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2012;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed with the SEC on May 10, 2013; our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, filed with the SEC on August 9, 2013; and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed with the SEC on November 8, 2013;

•	Our current reports on Form 8-K (other than information furnished rather than filed) filed with the SEC on March 18, 2013; May 8, 2013 (disclosing events under Item 8.01); June 4, 2013; June 28, 2013; July 10, 2013; July 11, 2013; July 17, 2013; July 23, 2013; July 29, 2013, July 31, 2013, August 8, 2013; and August 26, 2013, 2013; and

•	The description of our common stock contained in our Registration Statement on Form 8-A filed November 14, 2006;

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing date of this prospectus, through the date declared effective, until the termination of the offering of securities contemplated by this prospectus shall be deemed to be incorporated by reference into this prospectus; provided, however, that we are not incorporating, in each case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules. These documents that we file later with the SEC and that are incorporated by reference in this prospectus will automatically update information contained in this prospectus or that was previously incorporated by reference into this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

We will provide to any person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus, at no cost to the requesting party, upon request to us in writing or by telephone using the following information:

Hansen Medical, Inc.

800 East Middlefield Road

Mountain View, CA 94043

Attention: Chief Financial Officer

(650) 404-5800